                                                     OMB APPROVAL
                                              --------------------------
                                                 OMB Number 3235-0145
                                               Expires: October 31, 1997
                                               Estimated average burden
                                              hours per response...14.90



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------

                               (Amendment No. 4)


                             Vision-Sciences, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   927912105
                               -----------------
                                (CUSIP Number)

     Check the following box if a fee is being paid with this statement [_]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 927912105                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lewis C. Pell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,205,008 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,205,008 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,205,008 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      25.27%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes 50,000 shares and 42,500 shares held of record and beneficially owned by Mr. Pell's wife and child, respectively. Mr. Pell disclaims beneficial ownership of these shares.

CUSIP NO. 927912105           13G             Page 3 of 5 Pages



Item 1(a).     Name of Issuer:
---------      --------------

               Vision-Sciences

Item 1(b).     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

               6 Strathmore Road
               Natick, MA  01760

Item 2(a).     Name of Person Filing:
---------      ---------------------

               Lewis C. Pell

Item 2(b).     Address of Principal Business Office or, if none, Residence:
---------      -----------------------------------------------------------

               c/o Vision-Sciences, Inc.
               Six Strathmore Road
               Natick, Massachusetts  01760

Item 2(c).     Citizenship.
---------      -----------

               Mr. Pell is a United States citizen

Item 2(d).     Title of Class of Securities:
---------      ----------------------------

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:
---------      ------------

               CUSIP NO. 927912105

Item 3.        Status if filed pursuant to
------         ---------------------------
               Rules 13d-1(b) or 13d-2(b):
               --------------------------

               Not Applicable.

CUSIP NO. 927912105           13G             Page 4 of 5 Pages


Item 4.        Ownership:
------         ---------

               (a)  Amount Beneficially Owned by Reporting Person:

                    4,205,008*

               (b)  Percent of Class:

                    25.27%

               (c) Number of shares as to which Reporting Person has:

                       (i)  sole power to vote or to direct the vote  4,205,008*
                                                                     -----------

                       (ii)  shared power to vote or to direct the vote   -0-
                                                                        -------

                       (iii) sole power to dispose or to direct the disposition of 4,205,008*
                                 ----------

                       (iv)   shared power to dispose or to direct the
                              disposition of    -0-
                                             ---------

   __________________

          * Includes 50,000 shares and 42,500 shares held of record and beneficially owned by Mr. Pell's wife and child, respectively. Mr. Pell disclaims beneficial ownership of these shares.

Item 5.  Ownership of Five Percent of Less of a Class.
------   --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:
                                                             ___
                                                            /__/

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
------    ---------------------------------------------------------------

          Not applicable.

CUSIP NO. 927912105           13G             Page 5 of 5 Pages
-------------------           ---

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company.
          --------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
------    ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

          Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    January 11, 1998
                                    ----------------
                                    Date


                                    /s/ Lewis C. Pell
                                    ------------------
                                    Lewis C. Pell